Exhibit 5.1

[ORACLE LETTERHEAD]

February 17, 2012

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Ladies and Gentlemen:

I am Vice President, Associate General Counsel and Assistant Secretary of Oracle Corporation (the “Company”), and I offer this opinion in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission on or about February 17, 2012, in connection with the registration under the Securities Act of 1933, as amended, of 4,519,408 shares of the Common Stock of the Company, par value $0.01 (the “Shares”) issuable pursuant to equity awards assumed by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of October 23, 2011 (the “Merger Agreement”) by and among OC Acquisition LLC, RightNow Technologies, Inc. (“RightNow”) and certain other parties thereto. Pursuant to the Merger Agreement, the Company assumed outstanding equity awards of RightNow under the RightNow Technologies, Inc. 2004 Equity Incentive Plan, as amended and restated, and the RightNow Technologies, Inc. Amended and Restated 1998 Long-Term Incentive and Stock Option Plan (each, a “Plan”).

I have examined such documents and such matters of fact and law as I have deemed necessary to examine relating to the issuance of the Shares. It is my opinion that the Shares, when delivered pursuant to the terms of the applicable Plan, will be validly issued, fully paid and nonassessable.

I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to myself in the Registration Statement and any amendments thereto.

Sincerely,

/s/ BRIAN HIGGINS
Brian Higgins
Vice President, Associate General Counsel and Assistant Secretary